Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 13th day of February, 2026.

Lantern Management Fund LP

By:	/s/ Michael John McCaffrey
Name:	Michael John McCaffrey
Title:	Manager of Lantern Management Fund GP, its general partner

Lantern Management Fund GP

By:	/s/ Michael John McCaffrey
Name:	Michael John McCaffrey
Title:	Manager